UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1- Exit Filing)*

Galaxy Gaming, Inc.
  (Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

36318P105
  (CUSIP Number)

DEREK WEBB
c/o Bryan M. Williams, Esq.
Sklar Williams PLLC
410 South Rampart Boulevard, Suite 410
Las Vegas, Nevada 89145
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36318P105	13D/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Derek Webb
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 857,143
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 857,143
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,143
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12.	TYPE OF REPORTING PERSON (see instructions) Individual

The percentage reported in this Schedule 13D is based upon 17,274,706 shares of Common Stock outstanding according to the Form 10-Q filed by the Issuer on May 15, 2019.

CUSIP No. 36318P105	13D	/A

Reference is hereby made to the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 7, 2019. Terms defined in the Schedule 13D and used herein are as so defined in the Schedule 13D.

Item 4.  Ownership.

The responses to Items 5-11 on Page 2 of this this Schedule 13D are incorporated by reference

As of July 16, 2019, the Reporting Person may be deemed to beneficially own 857,143 shares of the Issuer’s Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

CUSIP No. 36318P105	13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2019 Date
/s/ Derek Webb Signature